Futuremedia Regains Compliance With Nasdaq Listing Requirements

Brighton, England - June 21, 2007 - Futuremedia plc (Nasdaq CM: FMDA), a leading learning and brand communications provider, today announced it received a Nasdaq Staff Letter, dated June 20, 2007, advising that the Company has regained compliance with Marketplace Rule 4350 (the "Rule"), which requires a Company's audit committee to be composed of at least three independent directors.

The Directors of Futuremedia plc formally reconstituted the Company's audit committee and remuneration committee on June 18, 2007. The Company's four independent directors are all on both committees, as follows: Margot Lebenberg, Brendan McNutt (Chairman of the Audit Committee), Michiel Steel (Chairman of the Remuneration Committee), and Jan Vandamme.

As previously announced on May 23, 2007, Futuremedia had received a Nasdaq Staff Deficiency letter, indicating that the Company was not in compliance with the requirement that the audit committee be composed of at least three independent directors. On June 4, 2007 the Company announced the appointment of George O'Leary, Margot Lebenberg and Brendan McNutt as Directors of the Company. The Company subsequently reconstituted the Company's audit committee and remuneration committee on June 18, 2007 and the Company has therefore regained compliance with the Nasdaq Marketplace Rules.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

About Futuremedia
Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Communications. For more information, visit www.futuremedia.co.uk

Contact Information: US - Mike Smargiassi/Dianne Pascarella, +1-212-986-6667, ir@futuremedia.co.uk, both of Brainerd Communicators, Inc.; UK - Gerry Buckland, +44-7919-564126, infomac1@mac.com, all for Futuremedia